                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

    CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2003

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 7, 2003



Commission File Number 09929






                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [  ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: August 7, 2003

                                     MITSUI & CO., LTD.


                                     By: /s/ Tasuku Kondo
                                         -----------------------
                                         Name: Tasuku Kondo
                                         Title:   Executive Director
                                         Senior Executive Managing Officer
                                         Chief Financial Officer

    CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2003 (Accounting Principles Generally Accepted in the United States of America)
                                  (Unaudited)

Mitsui & Co., Ltd. and Subsidiaries
(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer, Shoei Utsuda
Investor Relations Contacts: Yuji Takagi, General Manager, Corporate Communications Division TEL (03) 3285-7533



FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2003
(from April 1, 2003 to June 30, 2003)




(Millions of yen)                                                                                         (Reference)
                                                                                                    Forecast for the fiscal
                                                                                                     year ending March 31,
                                      Three-month period   Three-month period                                2004
                                      ended June 30, 2003  ended June 30, 2002  Increase/(Decrease)  (based on the previous release on May 9, 2003)
                                      ------------------   -------------------  -------------------  ------------------------
Total Trading Transactions ......           2,828,451           2,916,009             (87,558)          12,200,000
Revenue -- Gross Trading Profit ..            141,717             132,656               9,061              595,000
Income from Continuing Operations
  before Income Taxes, Minority
  Interests and Equity in Earnings             29,448              22,459               6,989               90,000
Net Income ......................              19,076              18,371                 705               65,000


                                     June 30, 2003         March 31, 2003     Increase/(Decrease)
                                     -------------         --------------     -------------------
Total Assets .............             6,511,580              6,540,520           (28,940)
Shareholders' Equity .....               907,267                862,147            45,120
Shareholders' Equity Ratio                  13.9%                  13.2%            0.7pt
Net Interest-bearing Debt
(after deduction of cash
and cash equivalents) ....             2,583,296              2,653,868           (70,572)
Debt to Equity Ratio (net)                  2.85                   3.08           (0.23pt)
Current Ratio ............                 128.0%                 126.7%            1.3pt

Notes: 1. Total Trading Transactions represent gross transaction volume for Revenue -- Gross Trading Profit reported in the Statements of Consolidated Income, and is a financial measure commonly used by similar Japanese trading companies. It is a voluntary disclosure as permitted by the Emerging Issues Task Force, Issue No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."



         2. Effective April 1, 2002, Mitsui & Co., Ltd. and subsidiaries (the "companies") adopted Statement of Financial Accounting Standards ("SFAS") No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The above-mentioned figures for the three-month period ended June 30, 2002 have been reclassified to reflect business to be discontinued during the fiscal year ended March 31, 2003.


         3. Effective April 1, 2003, the companies adopted SFAS No.143, "Accounting for Asset Retirement Obligations," and the cumulative effect adjustment upon the adoption is separately presented on a net-of-tax basis in the Statements of Consolidated Income.

A CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. ("Mitsui")'s views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui's management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

                       STATEMENTS OF CONSOLIDATED INCOME
                                   (Unaudited)


(Millions of Yen)
                                                                                                  Comparison with
                                                             Three-month    Three-month           previous period
                                                             period ended   period ended       ---------------------
                                                            June 30, 2003  June 30, 2002        Increase/(Decrease)
                                                                                               ---------------------
                                                                                               Amount             %
                                                            ------------- --------------       ------            ---
REVENUE -- GROSS TRADING PROFIT                                   141,717       132,656         9,061            6.8

     Total Trading Transactions:
     Three-month period ended June 30, 2003
     Yen 2,828,451 million
     Three-month period ended June 30, 2002
     Yen 2,916,009 million

EXPENSES AND OTHER :

     Selling, general and administrative                          116,268       109,585         6,683

     Provision for doubtful receivables                             2,564         2,225           339

     Interest (income) expense -- net                                (155)        1,438        (1,593)

     Dividend income                                               (7,037)       (7,796)          759

     Gain on sales of securities -- net                              (782)       (4,225)        3,443

     Loss on the write-down of securities                           1,634         5,553        (3,919)
     (Gain) loss on disposal or sale of property and
        equipment -- net                                             (271)          254          (525)

     Impairment loss of long-lived assets                              52           275          (223)

     Other (income) expense -- net                                     (4)        2,888        (2,892)

           Total                                                  112,269       110,197         2,072
--------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
TAXES, MINORITY INTERESTS AND EQUITY IN EARNINGS                   29,448        22,459         6,989           31.1
--------------------------------------------------------------------------------------------------------------------
INCOME TAXES                                                       13,268         9,463         3,805
--------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY
INTERESTS AND EQUITY IN EARNINGS                                   16,180        12,996         3,184           24.5


MINORITY INTERESTS IN EARNINGS OF SUBSIDIARIES                     (2,055)       (1,341)         (714)

EQUITY IN EARNINGS OF ASSOCIATED COMPANIES -- NET
(AFTER INCOME TAX EFFECT)                                           7,236         7,921          (685)
--------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                  21,361        19,576         1,785            9.1
--------------------------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS -- NET
(AFTER INCOME TAX EFFECT)                                               -        (1,205)        1,205
--------------------------------------------------------------------------------------------------------------------
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
(AFTER INCOME TAX EFFECT)                                          (2,285)            -        (2,285)
--------------------------------------------------------------------------------------------------------------------
NET INCOME                                                         19,076        18,371           705            3.8
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY FROM NONOWNER
SOURCES (COMPREHENSIVE INCOME (LOSS)):

Net Income                                                         19,076        18,371           705
--------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)
(After Income Tax Effect):
  Unrealized holding losses on available-for-sale
  securities                                                       19,995        (6,819)       26,814
--------------------------------------------------------------------------------------------------------------------
  Foreign currency translation adjustments and other               12,394       (45,134)       57,528
--------------------------------------------------------------------------------------------------------------------
Changes in equity from nonowner sources                            51,465       (33,582)       85,047              -
--------------------------------------------------------------------------------------------------------------------


Notes: 1. Effective April 1, 2002, the companies adopted SFAS No.144. The above-mentioned figures for the three-month period ended June 30, 2002 have been reclassified.

         2. Effective April 1, 2003, the companies adopted SFAS No. 143, the effect of which is reported as "Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)."

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)


                                                                                 June 30,            March 31,      Increase/
                                                                                  2003                 2003        (Decrease)
                                                                                ---------            ---------  ----------------
                                                                                                 (Millions of Yen)
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and marketable securities                                               838,585              797,002            41,583
     Trade receivables, less allowance for
     doubtful receivables                                                       2,188,700            2,231,374           (42,674)
     Inventories                                                                  462,176              488,672           (26,496)
     Other current assets                                                         306,824              314,696            (7,872)
         Total current assets                                                   3,796,285            3,831,744           (35,459)
INVESTMENTS AND NON-CURRENT RECEIVABLES:
     Investments in and advances to associated
     companies and other investments                                            1,141,324            1,109,574            31,750
     Non-current receivables, less allowance for doubtful
     receivables, and property leased to others                                   744,133              775,192           (31,059)
     Total investments and other non-curr ent receivables                       1,885,457            1,884,766               691
PROPERTY AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION                             592,605              570,927            21,678
OTHER ASSETS                                                                      237,233              253,083           (15,850)

TOTAL                                                                           6,511,580            6,540,520           (28,940)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Short-term borrowings and current maturities of
     long-term debt                                                             1,115,339            1,107,944             7,395
     Trade payables                                                             1,552,740            1,618,781           (66,041)
     Other current liabilities                                                    297,816              298,605              (789)
         Total current liabilities                                              2,965,895            3,025,330           (59,435)
LONG-TERM DEBT, LESS CURRENT MATURITIES                                         2,479,234            2,500,470           (21,236)
OTHER LIABILITIES                                                                  87,422               84,607             2,815
MINORITY INTERESTS                                                                 71,762               67,966             3,796
SHAREHOLDERS' EQUITY:
     Common stock                                                                 192,487              192,487                 -
     Capital surplus                                                              287,756              287,756                 -
     Retained earnings:
     Appropriated for legal reserve                                                36,485               36,382               103
     Unappropriated                                                               506,684              494,038            12,646
     Accumulated other comprehensive income (loss):
       Unrealized holding gains and losses on available-
          for-sale securities                                                      23,400                3,405            19,995
       Foreign currency translation adjustments and other                        (138,149)            (150,543)           12,394
     Total accumulated other comprehensive loss                                  (114,749)            (147,138)           32,389
     Treasury stock, at cost                                                      (1,396)               (1,378)              (18)
         Total shareholders' equity                                               907,267              862,147            45,120
TOTAL                                                                           6,511,580            6,540,520           (28,940)
--------------------------------------------------------------------------------------------------------------------------------

                         OPERATING SEGMENT INFORMATION
                                  (Unaudited)


Three-month period ended June 30, 2003 (from April 1, 2003 to June 30, 2003)



                                        Metal      Machinery,
                                      Products   Electronics &   Products       Branches       Consumer        Domestic
                                     & Minerals   Information    Chemical        Energy       & Services      and Offices
                                     ----------  -------------  ---------      ----------    ------------    ------------
                                                                    (Millions of Yen)
Total Trading Transactions ..        490,619        549,175        388,562        321,715        528,420        401,041
Revenue -- Gross Trading Profit       18,835         28,952         19,054         13,550         24,977          9,304
Operating Income (Loss) .....          7,489          2,497          6,602          5,777          3,316          1,440
                                     -------      ---------        -------        -------        -------        -------
Net Income (Loss) ...........          5,085          4,162          3,163          5,983          1,803          3,655
                                     =======      =========        =======        =======        =======        =======
Total Assets at June 30, 2003        917,779      1,224,276        503,875        523,115        809,009        465,420
                                     =======      =========        =======        =======        =======        =======


                                                                       Other
                                                                      Overseas     Corporate and   Consolidated
                                      Americas        Europe           Areas        Eliminations      Total
                                      --------        ------          --------     --------------  -------------
Total Trading Transactions ..         316,262         160,082         340,119         (667,544)       2,828,451
Revenue -- Gross Trading Profit        10,511           4,640           5,592            6,302          141,717
Operating Income (Loss) .....           2,113             605            (216)          (6,738)          22,885
                                      -------         -------         -------        ---------        ---------
Net Income (Loss) ...........           1,559             584           2,078           (8,996)          19,076
                                      =======         =======         =======        =========        =========
Total Assets at June 30, 2003         405,020         245,692         206,769        1,210,625        6,511,580
                                      =======         =======         =======        =========        =========


Three-month period ended June 30, 2002 (from April 1, 2002 to June 30, 2002)




                                        Metal        Machinery,                                      Consumer        Domestic
                                       Products     Electronics &                                    Products        Branches
                                      & Minerals     Information      Chemical         Energy       & Services      and Offices
                                      ----------    -------------     --------         -------      ----------      -----------
                                                                         (Millions of Yen)
Total Trading Transactions ..         448,101         454,657          343,150         626,801         512,157         402,338
Revenue -- Gross Trading Profit        16,734          22,806           14,099          13,643          23,681          10,195
Operating Income (Loss) .....           5,842          (2,475)           3,168           6,761           3,441           1,150
                                      -------       ---------          -------         -------         -------         -------
Net Income (Loss) ...........           4,194             594            1,872           8,628           2,804           2,432
                                      =======       =========          =======         =======         =======         =======
Total Assets at June 30, 2002         888,119       1,296,412          498,866         431,699         839,444         516,183
                                      =======       =========          =======         =======         =======         =======


                                                                       Other
                                                                      Overseas     Corporate and    Consolidated
                                      Americas        Europe           Areas        Eliminations       Total
                                      --------        ------          --------     --------------  -------------
Total Trading Transactions ..         293,101         141,439         342,612         (648,347)       2,916,009
Revenue -- Gross Trading Profit        12,257           5,543           5,693            8,005          132,656
Operating Income (Loss) .....           3,592           1,199            (478)          (1,354)          20,846
                                      -------         -------         -------        ----------       ---------
Net Income (Loss) ...........           2,327             731           1,154           (6,365)          18,371
                                      =======         =======         =======        =========        =========
Total Assets at June 30, 2002         383,689         231,888         231,961        1,097,611        6,415,872
                                      =======         =======         =======        =========        =========


Notes: 1. Effective April 1, 2002, the companies adopted SFAS No. 144. The above-mentioned figures for the three-month period ended June 30, 2002 have been reclassified. The reclassifications to "Loss from Discontinued Operations-Net (After Income Tax Effect)" are included in "Corporate and Eliminations."

         2. Operating Income (Loss) reflects the companies' a) Revenue -- Gross Trading Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.